SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Amendment No. 1)*

Under the Securities Exchange Act of 1934

ZymoGenetics, Inc.

(Name of Issuer)

Common Stock, No Par Value Per Share

(Title of Class of Securities)

98985T 10 9

(CUSIP Number)

Scott A. Arenare, Esq.

Managing Director and General Counsel

Warburg Pincus LLC

450 Lexington Avenue

New York, New York 10017

(212) 878-0600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Steven J. Gartner, Esq.

Robert T. Langdon, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York  10019

(212) 728-8000

September 7, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 98985T 10 9

1	Names of Reporting Persons Warburg, Pincus Equity Partners, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 9,387,559

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 9,387,559

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,387,559

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 10.9%

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D/A

CUSIP No. 98985T 10 9

1	Names of Reporting Persons Warburg Pincus & Co.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 9,387,559

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 9,387,559

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,387,559

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 10.9%

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D/A

CUSIP No. 98985T 10 9

1	Names of Reporting Persons Warburg Pincus LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 9,387,559

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 9,387,559

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,387,559

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 10.9%

14	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D/A

CUSIP No. 98985T 10 9

1	Names of Reporting Persons Warburg Pincus Partners, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 9,387,559

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 9,387,559

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,387,559

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 10.9%

14	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D/A

CUSIP No. 98985T 10 9

1	Names of Reporting Persons Charles R. Kaye

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 9,387,559

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 9,387,559

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,387,559

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 10.9%

14	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A

CUSIP No. 98985T 10 9

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Joseph P. Landy

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 9,387,559

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 9,387,559

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,387,559

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 10.9%

14	Type of Reporting Person (See Instructions) IN

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on March 12, 2008 (the “Original Schedule 13D”).  This Amendment No. 1 is being filed on behalf of Warburg, Pincus Equity Partners, L.P., a limited partnership organized under the laws of Delaware (“WPEP”), Warburg Pincus & Co., a general partnership organized under the laws of New York (“WP”), Warburg Pincus LLC, a limited liability company organized under the laws of New York (“WP LLC”), Warburg Pincus Partners, LLC, a limited liability company organized under the laws of New York (“WPP LLC”), Charles R. Kaye, a United States citizen (“Mr. Kaye”), and Joseph P. Landy, a United States citizen (“Mr. Landy”, and together with WPEP, WP, WP LLC, WPP LLC and Mr. Kaye, the “Warburg Pincus Reporting Persons”).  Each of Messrs. Kaye and Landy is a Managing General Partner of WP and a Co-President and Managing Member of WP LLC.  WPEP has two affiliated partnerships: Warburg, Pincus Netherlands Equity Partners I, C.V., a limited partnership organized under the laws of the Netherlands (“WPNEP I”), and Warburg, Pincus Netherlands Equity Partners III, C.V., a limited partnership organized under the laws of the Netherlands (“WPNEP III”, and together with WPNEP I and WPEP, the “Investors”).  WP, WP LLC, WPP LLC, Messrs. Kaye and Landy, and the Investors are referred to in this Amendment No. 1 as the “Group Members”.  Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Original Schedule 13D.

Item 2.	Identity and Background.

Item 2(b) of the Original Schedule 13D is hereby amended and restated as follows:

The address of the principal business and principal office of each of the Group Members is c/o Warburg Pincus & Co., 450 Lexington Avenue, New York, New York 10017.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Tender and Support Agreement

On September 7, 2010, Bristol-Myers Squibb Company, a Delaware corporation (“Parent”), Zeus Acquisition Corporation, a Washington corporation and wholly-owned Subsidiary of Parent (“Merger Sub”), and ZymoGenetics, Inc., a Washington corporation (the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”).  Pursuant to the terms of the Merger Agreement, Merger Sub will commence a tender offer (the “Offer”) to acquire all of the outstanding shares of voting common stock, without par value, of the Company (“Company Common Stock”), at a price of nine dollars and seventy-five cents ($9.75) per share of Company Common Stock, net to the holder thereof in cash, and, subject to the satisfaction or waiver of the conditions set forth in the Offer and the Merger Agreement, after the consummation of the Offer, the Company will merge with and into Merger Sub, with Merger Sub as the surviving corporation in the merger.

In connection with the execution of the Merger Agreement, Parent, Merger Sub, WPEP and WP entered into a Tender and Support Agreement, dated as of September 7, 2010 (the “Tender Agreement”).  The Tender Agreement provides that, among other things, WPEP and WP will tender an aggregate of 9,387,559 shares of Common Stock in the Offer (the “Subject Shares”).

Pursuant to the Tender Agreement, each of WPEP and WP will:  (i) deliver pursuant to the terms of the Offer (A) a letter of transmittal with respect to the Subject Shares complying with the terms of the Offer, (B) a certificate representing such Subject Shares or an “agent’s message” (or such other evidence, if any, of transfer as the Paying Agent may reasonably request) in the case of a book-entry share of any uncertificated Subject Shares, and (C) all other documents or instruments required to be delivered by other Company shareholders pursuant to the terms of the Offer, or (ii) cause its broker or such other person that is the holder of record of any Subject Shares beneficially owned by the WPEP or WP to tender such Subject Shares pursuant to and in accordance with the terms of the Offer.  WPEP and WP agree that once the Subject Shares are tendered, the Subject Shares may not be withdrawn from the Offer, unless and until (A) the Offer will have been terminated in accordance with the terms of the Merger Agreement or (B) the Tender Agreement shall have been terminated in accordance with its terms.

The Tender Agreement further provides that WPEP and WP will include such Subject Shares in any computation for purposes of establishing a quorum of any meeting of the Company’s shareholders and vote such Subject Shares (i) in favor of (A) approval of the Merger Agreement, the plan of merger and the transactions contemplated thereunder and (B) approval of any proposal to adjourn or postpone the meeting to a later date, if there are not sufficient votes for the approval of the Merger Agreement and the plan of merger or such other transaction on the date on which such meeting is held; (ii) against (A) any Acquisition Proposal (as defined in the Tender Agreement) or (B) any action, proposal, transaction or agreement that would reasonably be expected to result in the occurrence of any condition set forth in Annex A to the Merger Agreement or result in a breach of any covenant, representation or warranty or any other obligation or agreement of WPEP or WP under the Tender Agreement (including any proposal to change in any manner the voting rights of the Subject Shares); and/or (iii) in favor of any other matter necessary for consummation of the transactions contemplated by the Merger Agreement, which is considered at any such meeting of the Company’s shareholders.  Pursuant to the Tender Agreement, in certain circumstances, including in the event that WPEP or WP fail to comply with their obligations to tender the Subject Shares, WPEP and WP have each granted an irrevocable proxy and appointed Parent and any senior executive officer thereof as their respective proxy and attorney-in-fact to vote any of the Subject Shares in a manner consistent with the preceding sentence.

Pursuant to the Tender Agreement, WPEP and WP have agreed not to initiate, solicit, propose, knowingly encourage (including by providing information) or knowingly facilitate the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (ii) enter into any agreement with respect to any Acquisition Proposal or (iii) engage in, continue or otherwise participate in any discussions or negotiations regarding, or provide any information or data concerning the Company or any of the Company’s subsidiaries to any person relating to, any Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal.

The Tender Agreement will automatically terminate in the event and upon the first to occur of:  (i) the termination of the Merger Agreement in accordance with its terms, (ii) the date of any modification, waiver, change or amendment of the Offer or the Merger Agreement executed after the date of the Tender Agreement that results in (A) a decrease in the Offer Price or Merger Consideration (each as defined in the Merger Agreement) or (B) a change in the form of consideration to be paid in the Offer or in the form of Merger Consideration, and (iii) the Acceptance Time (provided that each of WPEP and WP has complied with its obligations to tender the Subject Shares pursuant to the Tender Agreement).

The foregoing description of the Tender Agreement is qualified in its entirety by reference to the Tender Agreement, which is incorporated in this Amendment No. 1 by reference to Exhibit E to this Amendment No. 1.

Termination Agreement

In connection with the execution of the Merger Agreement, the Company, Novo Nordisk A/S, a Danish corporation (“Novo”) and the Investors entered into a Termination Agreement, dated as of September 7, 2010 (the “Termination Agreement”).  The Termination Agreement provides that (i) the Shareholders’ Agreement, by and among the Company, Novo, Novo Nordisk Pharmaceuticals, Inc., a Delaware corporation and an affiliate of Novo (“NNPI”), WPEP and certain affiliates of WPEP, dated as of November 10, 2000, as amended on February 4, 2002 (the “Shareholders’ Agreement”), and (ii) the

Investors’ Rights Agreement, by and among the Company, NNPI, WPEP and certain affiliates of WPEP dated as of November 10, 2000 (the “Investors’ Agreement”), will terminate in their entirety and be of no further force or effect, subject in all respects to and conditioned solely upon the closing of the Offer on the terms and conditions set forth in the Merger Agreement and payment (which, for purposes of the Termination Agreement, shall be satisfied by receipt by the depositary for the Offer of funds from Parent or Merger Sub) of the Offer Price to Novo and each of the Investors for each share of Company Common Stock tendered into the Offer by Novo and each of the Investors, without any further or additional action by the parties.

The Termination Agreement will terminate and each of the Shareholders’ Agreement and the Investors’ Agreement will remain in full force and effect in the event and upon the first to occur of:  (i) the termination of the Merger Agreement in accordance with its terms and (ii) the date of any modification, waiver, change or amendment of the Offer or the Merger Agreement executed after the date of the Termination Agreement that results in (A) a decrease in the Offer Price or Merger Consideration or (B) a change in the form of consideration to be paid in the Offer or in the form of Merger Consideration.

The foregoing description of the Termination Agreement is qualified in its entirety by reference to the Termination Agreement, which is incorporated in this Amendment No. 1 by reference to Exhibit F to this Amendment No. 1.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) of the Original Schedule 13D is hereby amended and restated as follows:

(a)           As of September 7, 2010, each of the Warburg Pincus Reporting Persons may be deemed to beneficially own 9,387,559 shares of Common Stock, representing approximately 10.9% of the outstanding shares of Common Stock, based on the 85,904,484 shares of Common Stock outstanding as of July 29, 2010, as reported by the Company in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010, which was filed with the SEC on August 3, 2010.

Item 5(b) of the Original Schedule 13D is hereby amended and restated as follows:

(b)           Each of the Warburg Pincus Reporting Persons shares the power to vote or to direct the vote and to dispose or to direct the disposition of the 9,387,559 shares of Common Stock it may be deemed to beneficially own.  Mr. Kaye and Mr. Landy are each Managing General Partners of WP and Co-Presidents and Managing Members of WP LLC and may be deemed to control the other Warburg Pincus Reporting Persons.  Messrs. Kaye and Landy disclaim beneficial ownership of all of the shares of Common Stock that may be deemed to be beneficially owned by any of the Warburg Pincus Reporting Persons.

The Warburg Pincus Reporting Persons are making this single, joint filing because they may be deemed to constitute a “person” or “group” within the meaning of Section 13(d)(3) of the Exchange Act.  The filing of this Amendment No. 1 shall not be construed as an admission of such beneficial ownership or that the Warburg Pincus Reporting Persons constitute a person or group.  Each of the Warburg Pincus Reporting Persons disclaims beneficial ownership of all shares of Common Stock in which such Warburg Pincus Reporting Persons does not have a pecuniary interest.

Item 5(c) of the Original Schedule 13D is hereby amended and restated as follows:

(c)           Except as described in this Amendment No. 1, during the last sixty (60) days there were no transactions in the Common Stock effected by the Warburg Pincus Reporting Persons, nor, to the best of their knowledge, any of their general partners, members or directors.

Item 6.	Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended by adding the following at the end thereof:

As described in Item 4 hereto, the Warburg Reporting Persons have entered into (i) a Tender Agreement and (ii) a Termination Agreement.  The information set forth in Item 4 with respect to the Tender Agreement and Termination Agreement is incorporated into this Item 6 by reference in its entirety.

Item 7.	Material to be Filed as Exhibits.
Item 7 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Exhibit E	Tender and Support Agreement, dated as of September 7, 2010, by and among Bristol-Myers Squibb Company, Zeus Acquisition Corporation, Warburg, Pincus Equity Partners, L.P. and Warburg Pincus & Co.

Exhibit F

Termination Agreement, dated as of September 7, 2010, by and among ZymoGenetics, Inc., Novo Nordisk A/S, Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Netherlands Equity Partners I, L.P. and Warburg, Pincus Netherlands Equity Partners III, L.P.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 8, 2010	WARBURG, PINCUS EQUITY PARTNERS, L.P.
		By:	Warburg Pincus Partners, LLC,
its General Partner

		By:	Warburg Pincus & Co.,
its Managing Member

	By:	/s/ Scott A. Arenare
		Name:	Scott A. Arenare
		Title:	Partner

Dated: September 8, 2010	WARBURG PINCUS & CO.

	By:	/s/ Scott A. Arenare
		Name:	Scott A. Arenare
		Title:	Partner

Dated: September 8, 2010	WARBURG PINCUS LLC

	By:	/s/ Scott A. Arenare
		Name:	Scott A. Arenare
		Title:	Managing Director

Dated: September 8, 2010	WARBURG PINCUS PARTNERS, LLC
		By:	Warburg Pincus & Co,
its Managing Member

	By:	/s/ Scott A. Arenare
		Name:	Scott A. Arenare
		Title:	Partner

Dated: September 8, 2010

	By:	/s/ Scott A. Arenare
		Name:	Charles R. Kaye
		By:	Scott A. Arenare, Attorney-in-Fact*

Dated: September 8, 2010

	By:	/s/ Scott A. Arenare
		Name:	Joseph P. Landy
		By:	Scott A. Arenare, Attorney-in-Fact**

* The Power of Attorney given by Mr. Kaye was previously filed with the SEC on March 2, 2006 as an exhibit to a statement on Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.

** The Power of Attorney given by Mr. Landy was previously filed with the SEC on March 2, 2006 as an exhibit to a statement on Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.